LAW OFFICES OF ROBERT O. KNUTSON

Attorney at Law

9372 Creekwood Drive	(952) 210-3105
Eden Prairie, MN 55347	email:silkroad55344@yahoo.com

January 11, 2017

TRANSMITTED VIA EDGAR

Mr. Larry Spirgel, Assistant Director

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form S-1 of FISION Corporation
(the “Company”) (File No.333-214341)

Dear Mr. Spirgel:

This letter is on behalf of the Company and to accompany the filing of Amendment No. 2 to the Registration Statement on Form S-1 of the Company, which amendment primarily relates to establishing a definite offering price per share.

The CEO of the Company has sent you a letter requesting effectiveness of this Registration Statement, which also is being transmitted to you with the EDGAR filing.

If you have any questions regarding the foregoing, please direct them to me by telephone at (952) 210-3105.

Sincerely,

/s/ Robert O. Knutson

Robert O. Knutson